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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            Form 11-K


          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


For the Fiscal Year Ended                           Commission File
December 31, 1997                                   Number 1-1550


               CHIQUITA SAVINGS AND INVESTMENT PLAN

               Chiquita Brands International, Inc.
                        Chiquita Center
                     250 East Fifth Street
                     Cincinnati, Ohio  45202

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                CHIQUITA SAVINGS AND INVESTMENT PLAN

                             Contents
                             --------
                                                           Page(s)
                                                           -------

Report of Independent Auditors                                  1
------------------------------

Audited Financial Statements
----------------------------

   Statement of Net Assets Available for
   Benefits as of December 31, 1997 and 1996                    2

   Statement of Changes in Net Assets
   Available for Benefits for the Years Ended
   December 31, 1997 and 1996                                   3

   Notes to Financial Statements                           4 - 10

Supplemental Schedules
----------------------

   Schedule of Assets Held for Investment Purposes             11

   Schedule of Reportable Transactions                         12


Signature
---------

Exhibit
-------

   Consent of Independent Auditors                      Exhibit 1

                   REPORT OF INDEPENDENT AUDITORS

The Administrative Committee of the
Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 24, 1998

               CHIQUITA SAVINGS AND INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE
                           FOR BENEFITS

                                                        December 31,
                                                ---------------------------
                                                     1997          1996
                                                -------------  ------------
Investments, at fair value:
  Chiquita Brands International, Inc.
    capital stock, $.33 par value               $  22,267,539  $ 18,511,993
  Kaufmann Fund                                    12,030,897    10,164,379
  Vanguard Index Trust 500 Portfolio Fund          10,002,703     6,445,433
  Morley Stable Value Fund                          5,940,284     5,713,439
  Fidelity Puritan Fund                             1,620,791       539,455
  Invesco Select Income Fund                        1,467,484       920,664
  Participant loans receivable                        882,576       822,328
  Schwab Institution Advantage Money Fund                  --       106,223
  Star Bank Money Fund Plus                             9,007            --
                                                -------------   -----------
    Total investments                              54,221,281    43,223,914

Cash                                                 143,740            --
Contributions receivable:
  Participant                                         173,091       154,932
  Company                                              53,722        74,100

Accrued investment income                              57,423            --
                                                -------------  ------------
Net assets available for benefits               $  54,649,257  $ 43,452,946
                                                =============  ============


                 See accompanying notes to financial statements.

                        CHIQUITA SAVINGS AND INVESTMENT PLAN
                         STATEMENT OF CHANGES IN NET ASSETS
                               AVAILABLE FOR BENEFITS

                                                         Years Ended December 31,
                                                    -------------------------------
                                                           1997             1996
                                                    -------------     -------------
Investment income:
  Dividends                                         $     992,453     $     933,744
  Interest                                                 74,663            55,553

Net appreciation in fair value of investments           8,474,728         1,676,899

Contributions:
  Participant                                           2,926,321         2,794,945
  Company (net of forfeitures of $87,039 in
    1997 and $67,653 in 1996)                           3,023,985         2,796,459
  Rollovers                                               117,764           210,283
                                                    -------------     -------------
                                                       15,609,914         8,467,883

Distributions to participants                          (4,413,603)       (4,769,635)
                                                    -------------     -------------
Increase in net assets available
  for benefits                                         11,196,311         3,698,248

Net assets available for benefits:
  Beginning of the year                                43,452,946        39,754,698
                                                    -------------     -------------
  End of the year                                   $  54,649,257     $  43,452,946
                                                    =============     =============

                See accompanying notes to financial statements.

                        CHIQUITA SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN
-----------------------

  The following description of the Chiquita Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
-------

  The Plan is a defined contribution plan covering substantially all full-time and part-time domestic salaried employees of Chiquita Brands International, Inc. (the "Company") and its participating subsidiaries who have completed two months of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in their accounts.

  The assets of the Plan at December 31, 1997 are held by Star Bank Trust Financial Services (the "Trustee"). Pending investment in each fund's primary investment vehicle (see "Investment Options"), the Trustee may invest monies temporarily in short-term investments.

Participant Accounts
--------------------

Participants may have up to six accounts under the Plan:

           Account                       Description of Account
           -------                       ----------------------
     Employee accounts:
       Employee Before-Tax       Reflect all before-tax, after-tax and
          Contributions          rollover contributions, and the income,
       Employee After-Tax        losses, withdrawals and distributions
          Contributions          attributable to such contributions.
       Rollover Contributions

     Company accounts:
       Matching Contributions    Reflect participant's share of Company
       Profit Sharing            contributions, profit-sharing contributions
          Contributions          of certain merged plans, and participant's
       Non-elective              unspent employee credits contributed from the
          Contributions          Company's separate welfare benefits plans, and
                                 the income, losses, withdrawals and
                                 distributions attributable to such
                                 contributions.

The Employee Before-Tax Contributions Account has two sub-accounts - the "Participant Restricted Contributions Account" and the "Participant Non-restricted Contributions Account." The Company Matching Contributions Account also has two sub-accounts - the "Company Restricted Contributions Account" and the "Company Non-restricted Contributions Account." Contributions to the restricted accounts are allocated to the Chiquita Capital Stock Fund and cannot be directed to other investment funds for a certain period of time (see "Participant Contributions" and "Company Contributions").

Participant Contributions
-------------------------

     Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 12%. Prior to 1989, participants could also elect to make After-Tax Contributions. The first 6% of compensation contributed to the Plan ("Eligible Participant Contributions") is eligible for employer matching contributions.

     The Plan limits the maximum amount of Before-Tax Contributions which may be made by a participant in any plan year to 12% of compensation, subject to the non-discrimination standards of the Internal Revenue Code (the "Code"). Participants' taxable compensation is reduced by the amount of Before-Tax Contributions, and such amount is contributed to the Plan on their behalf by the Company. A participant's Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($9,500 for 1997 and 1996) as specified by the Code in Internal Revenue Service ("IRS") notices.

     Participant contributions, except for Eligible Participant Contributions to the Chiquita Capital Stock Fund (see "Investment Options"), are allocated to the Participant Non-restricted Contributions Account. Eligible Participant Contributions to the Chiquita Capital Stock Fund are placed in the Participant Restricted Contributions Account. Effective July 1, 1996, such contributions are transferred to the Participant's Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. Prior to July 1, 1996, such contributions became non-restricted on the third anniversary of the first day of the Plan year in which the contributions were made.

     The Plan also accepts rollover contributions ("Rollovers") from other qualified plans or from certain individual retirement accounts. Rollovers are credited to a participant's Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, and are not eligible for matching contributions by the Company.

Company Contributions
---------------------

     For each Plan year, the Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution and a Stock Incentive Matching Contribution, as described below. All such contributions are based on Eligible Participant Contributions. The Company's matching contributions, which are subject to the non-discrimination standards of the Code, and Non-elective Contributions are allocated to the Company Restricted Contributions Account and invested in the Chiquita Capital Stock Fund.

     Basic Matching Contributions: For each Plan year, the Company makes a Basic Matching Contribution equal to 50% (or such higher percentage as the Plan Administrative Committee may in its discretion announce) of Eligible Participant Contributions. The Basic Matching Contribution amounted to 50% of Eligible Participant Contributions in 1997 and 1996.

     Discretionary Matching Contributions: At the end of or during the year, the Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. The Discretionary Matching Contribution amounted to 85% of Eligible Participant Contributions in 1997 and 1996.

     Stock Incentive Matching Contributions:   The Company may contribute an
     additional matching contribution for Eligible Participant Contributions invested in the Chiquita Capital Stock Fund. The Stock Incentive Matching Contribution was 40% in 1997 and 1996. The amount of the Stock Incentive Match is reviewed each year. Participants are notified prior to the beginning of the next Plan year if the amount of the Stock Incentive Match changes.

     All Company contributions during 1997 and 1996 were made with shares of Chiquita Brands International, Inc. capital stock and were allocated to the Company Restricted Contributions Account within the Chiquita Capital Stock
Fund. Prior to August 31, 1996, participants in the Plan for at least 10 years could direct up to 25% of their Company Restricted Contributions Account into one or more of the Plan's other investments funds during the first four years after attaining age 55 and up to 50% beginning in the fifth year after attaining age 55. Effective August 31, 1996, amounts allocated to the Company
Restricted Contributions Account are transferred to a Company Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. At December 31, 1997 and 1996, the accumulated balance in the restricted accounts was $6,256,489 and $7,796,861, respectively.

     Under the Code, a participant's annual Before-Tax Contributions, After-Tax Contributions, employer matching contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($30,000 for 1997 and 1996) or 25% of the participant's compensation for that calendar year.

Investment Options
------------------

     Participants in the Plan may invest their contributions in one or more of the following investment funds:

1. Morley Stable Value Fund - designed to offer protection of principal while providing a reasonable rate of current income through investment in guaranteed investment contracts.

2. Vanguard Index Trust 500 Portfolio Fund - seeks long-term growth of capital and income through investment in a portfolio of large-capitalization common stocks designed to reflect the investment performance of the Standard & Poor's 500 Composite Stock Price Index.

3. Kaufmann Fund - seeks capital appreciation through investment in common stocks, convertible preferred stocks and bonds.

4. Chiquita Capital Stock Fund - invests in Chiquita Brands International, Inc. capital stock, $.33 par value. Subsequent to December 31, 1997, the Company changed the name of this stock to Chiquita Brands International, Inc. common stock, $.01 par value.

5. Invesco Select Income Fund - invests in debt securities of which at least 50% are of medium investment grade or higher as rated by established rating services.

6. Fidelity Puritan Fund - invests in a diversified portfolio of debt and equity securities.

     Participants may change the investment allocation of accumulated account balances daily. A participant's future contribution deferral amount and investment allocation may be changed monthly. The Plan Administrative Committee (the "Plan Administrator") may change any of the investment funds offered to participants at its discretion.

Vesting
-------

     Participants are fully vested in their Employee Accounts. Company contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant also becomes fully vested immediately at age 65 or as a result of retirement on or after attaining age 65, death or disability.

     The non-vested portions of a terminating participant's Company Accounts are forfeited and used to reduce future Company contributions.

Withdrawals, Distributions and Loans
------------------------------------

     A participant's contributions, including all income and loss thereon, may be withdrawn only in limited circumstances, as permitted by the Code.

    Upon termination of service, participants may apply to receive a distribution of the vested portion of their account balance in a lump-sum amount or leave their account balance in the Plan until age 65. Distributions consist of cash or Company stock from the Chiquita Capital Stock Fund and cash from all other investment funds. In addition, other forms of distribution are permitted for participants' account balances from merged plans, including qualified joint and survivor annuities and monthly installment payments.

    Participants may, with the approval of the Plan Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth by the Plan Administrator.

SIGNIFICANT ACCOUNTING POLICIES
-------------------------------

Basis of Accounting
-------------------

    The accompanying financial statements of the Plan have been prepared on the accrual basis.

Use of Estimates
----------------

    The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Valuation of Investments
------------------------

    The Company's stock is valued at the last sales price reported on the New York Stock Exchange on the day of valuation. The fair value of common/ collective trusts (Morley Stable Value Fund) are reported at the redemption value of units of participation owned. The shares of registered investment companies (Vanguard Index Fund, Kaufmann Fund, Fidelity Puritan Fund, Invesco Select Fund and Schwab Institution Advantage Money Fund) are valued at quoted market prices which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value. Investments held in the Trustee's short-term investment funds are valued at cost plus accrued interest, which approximates market value.

Securities Transactions
-----------------------

    Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income
----------------------------

    Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Transactions with Parties-in-Interest
-------------------------------------

    While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan. The Plan invests in shares of capital stock of the Company and in short-term funds sponsored by the Trustee.

TAXES
-----

    The Plan has received determination letters from the Internal Revenue Service dated November 11, 1996 and March 3, 1998 ruling that the Plan, as amended, has maintained its qualified status under section 401(a) of the Code and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND
----------------------------------------------------

DECEMBER 31, 1996

                             Morley                                  Chiquita     Fidelity    Invesco
                          Stable Value    Vanguard     Kaufmann       Capital     Puritan      Select     Loans to
                              Fund       Index Fund      Fund       Stock Fund      Fund        Fund    Participants     Total
                          ------------   ----------   ----------    -----------   ---------   --------- ------------ -----------

Investments:
  Chiquita common stock                                             $18,511,993                                      $18,511,993
  Shares of registered
    investment companies                 $6,445,433   $10,164,379       106,223    $539,455    $920,664               18,176,154
  Common/Collective
  trusts                   $5,713,439                                                                                  5,713,439
  Participant loans
    receivable                                                                                           $822,328        822,328
Contributions receivable:
  Participant                  15,938        34,117        48,411        47,483       5,024       3,959                  154,932
  Company                                                                74,100                                           74,100
                           ----------    ----------   -----------   -----------   ---------    --------  --------    -----------
Net assets available
  for benefits at
  December 31, 1996        $5,729,377    $6,479,550   $10,212,790   $18,739,799    $544,479    $924,623  $822,328    $43,452,946
                           ==========    ==========   ===========   ===========    ========    ========  ========    ===========


DECEMBER 31, 1997

                             Morley                                 Chiquita      Fidelity    Invesco
                          Stable Value    Vanguard     Kaufmann      Capital      Puritan      Select     Loans to
                              Fund       Index Fund      Fund       Stock Fund      Fund        Fund    Participants     Total
                          ------------   ----------    --------     ----------    ---------   --------  ------------ -----------

Investments:
  Chiquita common stock                                             $22,267,539                                      $22,267,539
  Shares of registered
    investment companies                $10,002,703   $12,030,897                $1,620,791  $1,467,484               25,121,875
  Common/Collective
    trusts                 $5,940,284                                                                                  5,940,284
  Participant loans
    receivable                                                                                           $882,576        882,576
  Short-term money
    market fund                                                           9,007                                            9,007
Cash                                                                    143,740                                          143,740
Contributions receivable:
  Participant                  13,385        43,975        52,511        48,915      10,853       3,452                  173,091
  Company                                                                53,722                                           53,722
Accrued investment income                    56,649                         774                                           57,423
                           ----------   -----------   -----------   -----------  ----------  ----------  --------    -----------
Net assets available
  for benefits at
  December 31, 1997        $5,953,669   $10,103,327   $12,083,408   $22,523,697  $1,631,644  $1,470,936  $882,576    $54,649,257
                           ==========   ===========   ===========   ===========  ==========  ==========  ========    ===========


SUMMARY OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
FOR YEARS ENDED DECEMBER 31, 1997 AND 1996
---------------------------------------------------------------


                             Morley                                 Chiquita      Fidelity    Invesco
                          Stable Value    Vanguard     Kaufmann      Capital      Puritan      Select     Loans to
                              Fund       Index Fund      Fund       Stock Fund      Fund        Fund    Participants     Total
                          ------------   ----------    --------     ----------    ---------   --------  ------------ -----------
1996
----
Net assets available for
  benefits at
  December 31, 1995        $5,671,578    $5,038,975    $8,770,733   $18,629,771  $       --    $876,090  $767,551    $39,754,698
Investment income:
  Dividends                                 138,971       428,946       268,376      44,494      52,957                  933,744
  Interest                                                                                                 55,553         55,553
Net appreciation
  (depreciation) in
  fair value of
  investments                 313,337       989,966     1,486,704    (1,101,969)      4,663     (15,802)               1,676,899
Contributions:
  Participant                 280,893       570,976       899,199       895,549      64,361      83,967                2,794,945
  Company, net                                                        2,796,459                                        2,796,459
  Rollovers                    15,382        63,760        91,450        13,760      17,647       8,284                  210,283
Distributions to
  participants               (690,784)     (646,495)   (1,309,349)   (1,811,862)     (8,688)   (147,550) (154,907)    (4,769,635)
Transfer (to) from
  other funds                 138,971       323,397      (154,893)     (950,285)    422,002      66,677   154,131             --
                           ----------    ----------    ----------   -----------  ----------    --------  --------    -----------
Net assets available for
  benefits at
  December 31, 1996        $5,729,377    $6,479,550   $10,212,790   $18,739,799    $544,479    $924,623  $822,328    $43,452,946


1997
----
Investment income:
  Dividends                                 143,329       365,895       269,439     107,215     106,575                  992,453
  Interest                                                                                                 74,663         74,663
Net appreciation in
  fair value of
  investments                 328,141     2,087,523       937,167     5,009,864      93,097      18,936                8,474,728
Contributions:
  Participant                 225,166       669,631       935,322       897,881     127,883      70,438                2,926,321
  Company, net                                                        3,023,985                                        3,023,985
  Rollovers                     7,462        14,368        66,272        13,936       7,683       8,043                  117,764
Distributions to
  participants               (717,871)     (699,146)     (822,183)   (1,962,880)    (22,354)   (132,789)  (56,380)    (4,413,603)
Transfer (to) from
  other funds                 381,394     1,408,072       388,145    (3,468,327)    773,641     475,110    41,965             --
                           ----------   -----------   -----------   -----------  ----------  ----------  --------    -----------
Net assets available for
  benefits at
  December 31, 1997        $5,953,669   $10,103,327   $12,083,408   $22,523,697  $1,631,644  $1,470,936  $882,576    $54,649,257
                           ==========   ===========   ===========   ===========  ==========  ==========  ========    ===========

                               CHIQUITA SAVINGS AND INVESTMENT PLAN
                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES**
                                        DECEMBER 31, 1997


                                                Number of Shares or
                                                Rate of Interest and                            Current
Identity of Issue/Description of Asset              Maturity Date           Cost                 Value
--------------------------------------          --------------------   -------------        -------------
*  Chiquita Brands International,
     Inc. capital stock, $.33 par value         1,365,018 shares       $  21,313,176        $  22,267,539

   Kaufmann Fund                                1,888,681 shares          10,133,166           12,030,897

   Vanguard Index Trust 500
     Portfolio Fund                             111,055 shares             6,371,582           10,002,703

   Morley Stable Value Fund                     461,818 units              5,671,921            5,940,284

   Fidelity Puritan Fund                        83,632 shares             1,538,383             1,620,791

   Invesco Select Income Fund                   220,013 shares            1,457,667             1,467,484

   Loans to Participants                        Interest rates range
                                                from 7.0% to 11.5%;
                                                maturities range from
                                                1 to 10 years                    --               882,576

*  Star Bank Money Fund Plus                    9,007 shares                  9,007                 9,007
                                                                       ------------         -------------

                                                                       $ 46,494,902         $  54,221,281
                                                                       ============         =============

 *  Denotes party-in-interest

 **This schedule includes those assets required to be reported under Department of Labor regulations and Form 5500 Item 27(a).

                             CHIQUITA SAVINGS AND INVESTMENT PLAN
                             SCHEDULE OF REPORTABLE TRANSACTIONS
                             FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                   Current Value
Description of                  Type of       Purchase     Selling     Cost of       of Asset on          Net
 Investments                  Transaction       Price       Price      Assets     Transaction Date     Gain (Loss)
--------------                -----------    ----------  ----------  -----------  ----------------     ----------

Category 1 (individual transactions):
------------------------------------

  Morley Stable Value Fund      Purchase     $5,762,001                                 $5,762,001
                                  Sale                    $5,762,001  $5,449,928         5,762,001       $312,073

Category 3 (series of securities transactions):
----------------------------------------------

  Morley Stable Value Fund      Purchase      7,643,825                                  7,643,825
                                  Sale                     7,766,572   7,411,467         7,766,572        355,105

  Vanguard Index Trust 500      Purchase      2,964,703                                  2,964,703
    Portfolio Fund                Sale                     1,502,815     965,554         1,502,815        537,261

  Kaufmann Fund                  Purchase     3,149,684                                  3,149,684
                                   Sale                    2,585,032   1,908,808         2,585,032        676,224

  Chiquita Brands International,
    Inc. capital stock,          Purchase       343,185                                    343,185
    $.33 par value                 Sale                    3,785,995   3,815,894         3,785,995        (29,899)

  Star Bank Treasury Fund        Purchase     10,790,858                                 10,790,858
                                   Sale                   10,790,858  10,790,858         10,790,858            --

  Star Bank Money Fund Plus      Purchase      2,751,018                                  2,751,018
                                   Sale                    2,742,011   2,742,011          2,742,011            --


There were no category 2 or 4 transactions.

This schedule reports those assets purchased and/or sold during the current year that are in excess of 5% of the fair value of Plan assets as of January 1, 1997 as required by Department of Labor regulations and Form 5500 Item 27(d).

                                 SIGNATURE
                                 ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                      CHIQUITA SAVINGS AND INVESTMENT PLAN


Date:  June 24, 1998                 By:  /s/ John Powers
                                         ----------------------------------
                                         John Powers, Secretary of the
                                         Plan Administrative Committee

                                                                     Exhibit 1
                                                                     ---------

                   CONSENT OF INDEPENDENT AUDITORS

   We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-2241, 33-16801, 33-42733, 33-56572 and 333-39671) pertaining to the Chiquita Savings and Investment Plan and in the related Prospectus of our report dated June 24, 1998, with respect to the financial statements and schedules of the Chiquita Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


                                        /s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 24, 1998